SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated May 17, 2019.

TRANSLATION

Buenos Aires, May 17, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Relevant Fact

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VI of the ByMA Listing Regulations.

In this regard, in connection with our prior communication dated August 25, 2017, we inform you that YPF S.A. (“YPF”) was notified today of the Judgement dated May 17, 2019 issued by the Commercial National First Instance Court No. 16, Secretariat No. 32, court where Dr. Sebastián Sánchez Cannavo sits as Substitute Judge, located at Av. Callao 635 P.B., Autonomous City of Buenos Aires, under the docket titled “Paz Herrera Ricardo Adrián c/YPF S.A. s/ Ordinario” File No. 15221/2017, which dismissed the claim filed by Ricardo Adrián Paz Herrera against YPF requesting the annulment of the Shareholder’s Meeting held on April 28, 2017, and imposed payment of expenses on the plaintiff.

For purposes of clarification, we inform that the judgement mentioned above is subject to appeal.

Yours faithfully,

German Fernandez Lahore

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 20, 2019	By:	/s/ German Fernandez Lahore

	Name:	German Fernandez Lahore
	Title:	Market Relations Officer